Date: 26/02/2010	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PARAMOUNT RESOURCES LTD.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type: Annual General Meeting

Record Date for Notice of Meeting: 25/03/2010

Record Date for Voting (if applicable):25/03/2010

Meeting Date: 12/05/2010

Meeting Location (if available): Calgary, AB

Voting Security Details: Description CUSIP Number ISIN CLASS A COMMON 699320206 CA6993202069
Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for PARAMOUNT RESOURCES LTD.